

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 1, 2017

Kevin J. Bratton
Chief Financial Officer
Special Diversified Opportunities Inc.
1521 Concorde Pike, Suite 301
Wilmington, DE 19803

> **Re:** **Special Diversified Opportunities Inc.**
> **Registration Statement on Form S-4**
> **Filed January 30, 2017**
> **File No. 333-215802**

Dear Mr. Bratton:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please refer to Proposal 1A. Please tell us why the increase in the number of authorized shares of preferred stock should not be presented as a separate matter. It appears that the increase in the number of authorized preferred shares is a separate matter because it is not necessary to effect the reclassification. Refer to Exchange Act Rule 14a-4(a)(3).

2. Similarly please tell us why the increase in the number of authorized shares of common stock should not be presented as a separate matter. It appears that the increase is not limited to the number of shares reasonably expected to be issued. In that regard we note your statement on page 21 that "[a]fter [you] consummate the Contribution and Exchange, [you] will have more than 317,800,000 authorized but unissued shares of [y]our Common Stock available for issuance."

3. Please tell us why Proposal 1B should not be presented as three separate proposals, one for each of (a), (b), and (c). It appears that each of these substantively affects shareholder rights.

4. In presenting the proposal related to special meetings, currently shown as 1B(c), on the proxy card and elsewhere please clearly present that the effect of the proposal is to eliminate the provision requiring approval by a majority of disinterested directors if at the time a special meeting is called there is an "Interested Stockholder." In the alternative tell us why this is not the case.

5. Please identify "Turning Point Brands Inc." as your predecessor throughout the filing as you do not have operations of your own before the Contribution and Exchange transaction.

Risk Factors, page 17

The Fifth Amended and Restated Certificate of Incorporation, page 27

6. Please revise this risk factor to also address potential anti-takeover effects from the board's authority to issue, without stockholder approval, additional shares of common that will be authorized under the Fifth Amended and Restated Certificate of Incorporation.

We may require additional capital in the future, page 20

7. Please disclose whether you currently have any plans to issue any of the shares resulting from the increase in authorized common or preferred stock, other than issuances pursuant to the contribution and exchange transaction.

Background of the Contribution and Exchange, page 57

8. Please disclose whether the Special Committee considered any unaffiliated shareholder protection provisions in connection with the vote to approve the reclassification and corporate governance proposals, including whether the reclassification proposals should be approved by a majority of shareholders other than the SG Parties. Please also disclose whether the Special Committee or the Board of Directors considered the absence of such a provision as a positive or negative factor in the listing of factors beginning on page 61.

9. Refer to the third paragraph of this section. Please clarify whether the contribution and exchange with TPB was the only transaction considered involving the SG Parties. If other transactions were considered, please briefly discuss those alternatives and why they were rejected.

10. Refer to the second full paragraph on page 59. Please disclose which party proposed the Exchange Ratio. To the extent the definition of Exchange Ratio was modified in subsequent negotiations, please disclose the modifications and which party proposed them.

11. Refer to the last paragraph on page 59. Please briefly describe the "ways in which the financial terms might be improved."

12. Please discuss the specific reasons why various required charter changes were included in the Exchange Agreement including:

- Why you are reducing the threshold for action by written consent from unanimity to a simple majority;
- Why you are seeking to increasing the number of authorized preferred stock from 19,664,362 to 500,000,000, to be designated as blank check preferred; and
- Why you are choosing to remove the requirement that if there is an "interested stockholder" then a call for a special meeting must be approved by a majority of disinterested directors.

Opinion of Financial Advisor, page 63

13. Please provide us copies of the "board books" and any other materials provided to the board in connection with the proposed transaction, including all presentations made by Excel.

14. Please describe and quantify the fees and expenses paid and payable to Excel in connection with its services provided in the transaction, including delivery of the fairness opinion. Refer to Item 4(b) to Form S-4 and Item 1015(b)(4) of Regulation M-A.

15. Please briefly discuss how the financial advisor determined the selection criteria of publicly traded companies in the same sector for the comparable companies analysis and any limitations in this selection criteria. We note that each of the comparable companies identified in the analysis have market capitalizations and enterprise values substantially in excess of that of Turning Point Brands. Please similarly revise the discussion of the comparable transaction analysis.

Material United States Federal Income Tax Consequences, page 72

16. You state your belief that the reclassification of common stock and dividend of Class B common stock will qualify as one or more tax-free reorganizations under Section 368(a) of the Internal Revenue Code or a tax-free reorganization followed by a non-taxable stock distribution under Section 305(a) of the Code. Please file an opinion of counsel supporting the tax consequences as described here or explain to us why the tax consequences are not material to an investor. For guidance, please refer to section III.A.2

of *Legality and Tax Opinions in Registered Offerings*, Staff Legal Bulletin No. 19 (Oct. 14, 2011).

17. Please briefly discuss the reasons for the possible alternative treatment of the dividend of Class B common stock as either part of a series of reorganizations under Section 368 or as a dividend under Section 305(a).

Pro Forma Financial Statements, page 157

18. We note your disclosure on page 157 and elsewhere within the filing that the Contribution and Exchange transaction will be accounted for as a reverse acquisition. You also disclose that "[t]his determination was primarily based on Turning Point's stockholders obtaining a controlling interest and a majority of the voting power of the Company …" Based on your disclosures, it appears you would acquire 9,592,373 of Turning Point's common shares from SG Parties in exchange for your new 5,519,067 Class A and B common shares and that the Turning Point's common shares represent 52.3% ownership interests of Turning Point. In that regard, we also note your disclosure on page 56 that they include 500,000 Turning Point common shares owned by the Chairman of the board of directors of Turning Point. Please explain to us in more detail the relationship between the Chairman and SG Parties and why the 500,000 Turning Point common shares are appropriately included in your transaction.

19. We note Turning Point Brands Inc.'s ("Turning Point") acquisition on November 30, 2016 of Smoke Free Technologies, Inc. (or "VaporBeast") appeared to be significant above the 40% level for significant subsidiary for providing audited historical financial statements. We note in the Form 8-K filed on December 2, 2016, and as amended on January 20, 2017 to include audited financial statements of VaporBeast you provided one year of audited historical financial statements rather than two or three years. Please advise given the significant pre-tax income of VaporBeast and the requirements of Rule 8-04(b) of Regulation S-X. Your response should include your computations of significant subsidiary as described in Rule 1-02(w) of Regulation S-X.

20. Please disclose that the pro forma financial statements do not give effect to your pending asset purchase transaction entered into on November 4, 2016 to acquire from Metro Outdoor of Austin LLC, five billboards and the ground leases and related advertising contracts, as described for example, on pages 9 and 88 of the Form S-4. We note the transaction will consist of $290,000 in cash and $40,000 in shares of SDOI common stock. Please disclose if true, the impact to the pro forma financial statements is not material.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the nine months ended September 30, 2016, page 161

21. Refer to the historical columns for Turning Point Brands, Inc. and for Smoke Free Technologies. It appears the amounts included on the line item Cost of Sales do not agree with the historical amounts shown in the financial statements at page F-69 for Turning Point Brands, Inc. and in Exhibit 99.2 of the Form 8-K/A filed on January 20, 2017 for the financial statements of Smoke Free Technologies, respectively. Please revise the amounts in the Consumer Products and Other section within the pro forma financial statements as appropriate.

22. Explain to us and disclose the basis of your pro forma $109,245 adjustment to cost of sales related to the Smoke Free Technologies, Inc. transaction for the nine months ended September 30, 2016.

Age of Financial Statements

23. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X. In this regard, the next amendment should include audited financial statements and related financial information, such as but not limited to Selected Financial Data, MD&A and pro forma financial statements, of SDOI, Turning Point Brands, Inc., and Interboro Holdings, Inc.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor at (202) 551-3217 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Justin W. Chairman, Esq.
        Morgan, Lewis & Bockius LLP